                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 9)*

                             ALBERTO-CULVER COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 CLASS A COMMON STOCK, $.22 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   013068200
                                ----------------
                                 (CUSIP Number)

Marshall E. Eisenberg                         Carol L. Bernick
NEAL, GERBER & EISENBERG                      2525 Armitage Avenue
Two North LaSalle Street, Suite 2200          Melrose Park, Illinois  60160
Chicago, Illinois  60602                      (708) 450-3051
(312) 269-8020
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 9, 2001
                        -------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                              Page 1 of 10 pages

-------------------                                           ------------------
CUSIP NO. 013068200                   13D                     Page 2 of 10 Pages
-------------------                                           ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Carol L. Bernick
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS *
 4
                   Not applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                   U.S. Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             4,997,872**
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                9,097,908**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             4,997,872**
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             9,097,908**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                   14,095,780**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    [X]

      Excluded are 733,850 Class A shares (including options to purchase 473,850 Class A shares) and 600,000 Class B shares held directly by Bernick's spouse; 46,360 Class B shares and 5,100 Class A shares held by Bernick's spouse as co-trustee of a trust for the benefit of Mr. and Mrs. Bernick's children; and 11,457 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees' Profit Sharing Plan. Bernick disclaims beneficial ownership of such shares.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                   38.49%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                   IN
------------------------------------------------------------------------------

* SEE INSTRUCTIONS

** Includes shares of Class B Common Stock, $.22 par value per share ("Class B shares"), which are immediately convertible at the holder's option on a share-for-share basis into Class A shares and also includes options which are exercisable currently or within 60 days to acquire Class A shares.

--------------------------                              ----------------------
  CUSIP NO. 013068200               13D                   Page 3 of 10 Pages
--------------------------                              ----------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CLB GRAT Trust, u/a/d 9/15/93
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4          Not applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6          Illinois Trust
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7          1,943,954**
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8          0

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                1,943,954**
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11         1,943,954**

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      Not applicable                                             [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13         7.69%**

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14         00

------------------------------------------------------------------------------
* SEE INSTRUCTIONS

** Includes Class B shares which are immediately convertible at the holder's option on a share-for-share basis into Class A shares.

--------------------------                              ----------------------
  CUSIP NO. 013068200               13D                   Page 4 of 10 Pages
--------------------------                              ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             KSL Property Trust II, u/a/d 10/13/98
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS *
 4          Not applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6          Illinois Trust
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                  1,928,817**

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                   1,928,817**

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11         1,928,817**

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      Not applicable                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13         7.63%**

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14         00

------------------------------------------------------------------------------
* SEE INSTRUCTIONS

** Includes Class B shares which are immediately convertible at the holder's option on a share-for-share basis into Class A shares.

--------------------------                              ----------------------
  CUSIP NO. 013068200               13D                   Page 5 of 10 Pages
--------------------------                              ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Bernice E. Lavin Trust, u/a/d 12/18/87
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS *
 4          Not applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6          Illinois Trust
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7          0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                3,409,948**
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9          0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10         3,409,948**

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11         3,409,948**

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12        Not applicable
                                                                       [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13         12.75%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14         00

------------------------------------------------------------------------------
* SEE INSTRUCTIONS

** Includes Class B shares which are immediately convertible at the holder's option on a share-for-share basis into Class A shares.

--------------------                  13D                 -------------------
CUSIP NO. 013068200                                        Page 6 of 10 Pages
--------------------                                      -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Leonard H. Lavin Trust, u/a/d 12/18/87
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois Trust
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                               0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                  4,234,382**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                               0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               4,234,382**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          4,234,382**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [X]
      Not applicable.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         15.36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
         00
------------------------------------------------------------------------------


* SEE INSTRUCTIONS

** Includes Class B shares which are immediately convertible at the holder's option on a share-for-share basis into Class A shares.

-------------------                                           ------------------
CUSIP NO. 013068200                   13D                     Page 7 of 10 Pages
-------------------                                           ------------------

Item 1. Security and Issuer.

        Title of Class of Securities:       Class A Common Stock, $.22 per value
                                            per share (the "Class A shares")

        Name and Address of Issuer:         Alberto-Culver Company (the
                                            "Company")
                                            2525 Armitage Avenue
                                            Melrose Park, IL  60160

Item 2. Identity and Background.

        (a)  Name of Person Filing:         (1)  Carol L. Bernick ("Bernick")
                                            (2)  CLB GRAT Trust, u/a/d 9/15/93
                                                 (the "CLB Trust")
                                            (3)  KSL Property Trust II, u/a/d
                                                 10/31/98 (the "Property Trust")
                                            (4)  Bernice E. Lavin Trust, u/a/d
                                                 12/18/87  (the "BEL Trust")
                                            (5)  Leonard H. Lavin Trust, u/a/d
                                                 12/18/87 (the "LHL Trust")

        (b)  Address:                        c/o Carol L. Bernick
                                             2525 Armitage Avenue
                                             Melrose Park, IL  60160

        (c)  Principal Business:             (1)  Bernick, an individual, is a
                                                  Director, Vice Chairman and
                                                  Assistant Secretary of the
                                                  Company, and President
                                                  Alberto-Culver North America,
                                                  a division of the Company.
                                             (2)  Trust Administration
                                             (3)  Trust Administration
                                             (4)  Trust Administration
                                             (5)  Trust Administration

        (d)  Prior Criminal Convictions:     None

        (e)  Prior Civil Proceedings With
             Respect to Federal or State
             Securities Laws:                None

        (f)  Citizenship/Organization:       (1)  U.S. Citizen
                                             (2)  Illinois Trust
                                             (3)  Illinois Trust
                                             (4)  Illinois Trust
                                             (5)  Illinois Trust

Item 3. Source and Amount of Funds or Other Consideration.

        On February 9, 2001, Bernick was added as a co-trustee to each of the BEL Trust and the LHL Trust, having shared voting and dispositive power over the Company common stock held by those trusts. The BEL Trust owns 3,409,884 Class B shares and 64 Class A shares. The LHL Trust owns 4,234,382 Class B shares. Also on February 9, 2001, Bernick, as trustee of the Property Trust (a trust for the benefit of Bernick's sister), sold 65,000 Class B shares in the open market. On December 26, 2000, Bernick as trustee of the Carol L. Bernick Revocable Trust, u/a/d 4/23/93 (the "Revocable Trust"), donated (i) 39,400 class B shares to the Howard and Carol Bernick Family Foundation (a charitable private foundation of which Bernick is President and a Director) and (ii) 19,700 Class B shares to Carol and

-------------------                                           ------------------
CUSIP NO. 013068200                   13D                     Page 8 of 10 Pages
-------------------                                           ------------------

          Howard Bernick Supporting Foundation, a public charity. On December 14, 2000, the Lavin Family Foundation (a charitable private foundation of which Bernick is a Vice President and a Director) donated 28,000 Class A shares to the Lavin Family Supporting Foundation, a public charity.

Item 4.   Purpose of Transaction.

          The transactions were for the Bernick family's estate planning rather than corporate purposes. The transactions were not undertaken for purposes of effecting any of the actions listed in this item.

Item 5.   Interest in Securities of the Issuer.

          (a) (i) Amount of Class A Shares Beneficially Owned: 14,095,780 Class A shares total: options to purchase 194,094 Class A shares held directly; 175,436 Class A shares and 257,148 Class B shares held as trustee of the Revocable Trust; 1,943,954 Class B shares held as co-trustee of the CLB Trust; 1,928,817 Class B shares held as trustee of the Property Trust; 3,409,884 Class B shares and 64 Class A shares as co-trustee of the BEL Trust; 4,234,382 Class B shares held as co-trustee of the LHL Trust; 222,527 Class B shares held as trustee of a trust for the benefit of Bernick's nephew (the "Nephew Trust"); 100,000 Class B shares held as trustee of the Lavin Survivorship Insurance Trust II (the "Lavin Survivorship Trust"); 100,200 Class A shares and 300,600 Class B shares held as co-trustee of a trust for Bernick's benefit; 80,088 Class A shares and 87,528 Class B shares as trustee of trusts for the benefit of Bernick's sons (the "Sons Trusts"); 421,378 Class A shares and 520,000 Class B shares held by Lavin Family Foundation; 40,000 Class A shares and 71,400 Class B shares held by the Howard and Carol Bernick Family Foundation; and 8,280 Class B shares held as a participant in the Alberto-Culver Employees' Profit Sharing Plan.

               (ii) Percentage of Class A Shares Beneficially Owned: 38.49%
                    total: .82% directly; 1.83% as trustee of the Revocable Trust; 7.69% as co-trustee of the CLB Trust; 7.63% as trustee of the Property Trust; 12.75% as co-trustee of the BEL Trust; 15.36% as co-trustee of the LHL Trust; .94% as trustee of the Nephew Trust; .43% as trustee of the Lavin Survivorship Trust; 1.70% as co-trustee of a trust for Bernick's benefit; .72% as trustee of the Sons Trusts; 3.95% by Lavin Family Foundation; .48% by the Howard and Carol Bernick Family Foundation; and .04% as a participant in the Alberto-Culver Employees' Profit Sharing Plan (based upon 23,340,939 Class A shares outstanding as of December 1,
                    2000).**

               ** Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, the following calculations assume that all Class B shares beneficially owned by Bernick have been converted into Class A shares and that all options held by Bernick which are either exercisable currently or within 60 days have been exercised.

          (b) Number of Class A Shares as to which Bernick, CLB Trust, Property Trust, BEL Trust and LHL Trust have:

                                     Bernick             CLB Trust          Property Trust          BEL Trust        LHL Trust
                                     -------             ---------          --------------          ---------        ---------
(i)   Sole power to vote:         4,997,872/1/           1,943,954             1,928,817                    0                0
(ii)  Shared power to vote:       9,097,908/2/                   0                     0            3,409,948        4,234,382
(iii) Sole power to dispose:      4,997,872/1/           1,943,954             1,928,817                    0                0
(iv)  Shared power to dispose:    9,097,908/2/                   0                     0            3,409,948        4,234,382

          /1/ The 4,997,872 shares held by Bernick and reflected as sole power to vote and sole power to dispose include 175,436 Class A shares and 257,148 Class B shares held as trustee of the Revocable Trust; options to purchase 194,094 Class A shares held directly; 1,943,954 Class B shares held as trustee of the CLB Trust; 1,928,817 Class B shares held as trustee of the Property Trust; 222,527 Class B shares held as trustee of the Nephew Trust; 100,000 Class B shares held as trustee of the Lavin Survivorship Trust; 80,088 Class A shares and 87,528 Class B shares held as trustee of the Sons Trusts; and 8,280 Class B shares held as a participant in the Alberto-Culver Employees Profit Sharing Plan.

 ---------------------                                     --------------------
  CUSIP NO. 013068200                  13D                  Page 9 of 10 Pages
 ---------------------                                     --------------------

     /2/ The 9,097,908 shares held by Bernick and reflected as shared power to vote and shared power to dispose include 100,200 Class A shares and 300,600 Class B shares held as co-trustee of a trust for her benefit; 421,378 Class A shares and 520,000 Class B shares held by the Lavin Family Foundation; 3,409,884 Class B shares and 64 Class A shares held as co-trustee of the BEL Trust; 4,234,382 Class B shares held as co-trustee of the LHL Trust; and 40,000 Class A shares and 71,400 Class B shares held by the Howard and Carol Bernick Family Foundation.

Bernick shares the power to vote and dispose of the 421,378 Class A shares and 520,000 Class B shares held by Lavin Family Foundation, 3,409,884 Class B shares and 64 Class A shares held by the BEL Trust, and 4,234,382 Class B shares held by the LHL Trust with her parents, Mr. Lavin and Mrs. Lavin. Bernick, in her capacity as co-trustee of a trust for her benefit, shares the power to vote and dispose of 100,200 Class A shares and 300,600 Class B shares held by such trust with Mrs. Lavin. Bernick shares the power to vote and dispose of 40,000 Class A shares and 71,400 Class B shares held by the Howard and Carol Bernick Family Foundation with her spouse, Mr. Bernick and Marshall E. Eisenberg. Certain information regarding Mr. Lavin, Mrs. Lavin, Mr. Bernick and Mr. Eisenberg is presented below:

     (i)  Name of Person:                   (1)       Leonard H. Lavin
                                            (2)       Bernice E. Lavin
                                            (3)       Howard B. Bernick
                                            (4)       Marshall E. Eisenberg

     (ii)  Address:                         (1),(2),  2525 Armitage Avenue
                                            and (3)   Melrose Park, Illinois  60160
                                            (4)       Neal, Gerber & Eisenberg
                                                      Two North LaSalle Street, Suite 2200
                                                      Chicago, Illinois  60602

     (iii)  Principal Business:             (1)       Leonard H. Lavin, an individual, is a
                                                      Director and the Chairman of the Company.
                                            (2)       Bernice E. Lavin, an individual, is a Director,
                                                      Vice Chairman, Secretary and Treasurer of
                                                      the Company.
                                            (3)       Howard B. Bernick, an individual, is a Director,
                                                      President and Chief Executive Officer of the
                                                      Company.
                                            (4)       Marshall E. Eisenberg, an individual, is an
                                                      attorney and a partner in the law firm Neal,
                                                      Gerber & Eisenberg, Chicago, Illinois.

     (iv)   Prior Criminal Convictions:               None.

     (v)    Prior Civil Proceedings With
            Respect to Federal or State
            Securities Laws:                          None.

     (vi)   Citizenship/Organization:                 U.S. Citizen.


     Excluded are 733,850 Class A shares (including options to purchase 473,850 Class A shares) and 600,000 Class B shares held directly by Bernick's spouse; 46,360 Class B shares and 5,100 Class A shares held by Bernick's spouse as co-trustee of a trust for the benefit of Mr. and Mrs. Bernick's children; and 11,457 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees' Profit Sharing Plan. Bernick disclaims beneficial ownership of the shares held by her spouse and they are not included above.

 ---------------------                                    ---------------------
  CUSIP NO. 013068200                  13D                 Page 10 of 10 Pages
 ---------------------                                    ---------------------

     (c)  None, except as described in Item 3 above.

     (d)  None.

     (e)  Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  None.

Item 7.  Material to be Filed as Exhibits.

  None.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001


Signature: /s/ Carol L. Bernick
           -------------------------------------------------------

Name/Title:  Carol L. Bernick, individually; as co-trustee of the
             CLB GRAT Trust, u/a/d 9/15/93; as co-trustee of the Bernice E. Lavin Trust, u/a/d 12/18/87; as co-trustee of the Leonard H. Lavin Trust, u/a/d 12/18/87; as trustee of the KSL Property Trust II, u/a/d 10/31/98; and as trustee or co-trustee of various other trusts.